Mail Stop 3561

							November 25, 2005

Bernard L. Brodkorb
President
ISA International, Inc.
2560 Rice Street
St. Paul, MN  55113

RE:	ISA International, Inc.
	Item 4.01 Form 8-K filed October 19, 2005
	Item 4.01 Form 8-K filed October 28, 2005
	Item 4.01 Form 8-K filed November 23, 2005
            File No. 1-16423

Dear Mr. Brodkorb:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. In a letter dated October 19, 2005 we requested you to revise your
Item 4.01 Form 8-K filed October 19, 2005 to disclose information about any disagreements with your former accountants. We do not see where either the October 28, 2005 or November 23, 2005 made the revisions we requested. We note the statement in the third paragraph of your November 23, 2005 filing that you believe you are in compliance with reporting requirements; however, it does not appear to us that this is the case. Please either make the revisions we requested or tell us why no further revision is necessary.
2. In our October 19, 2005 letter we requested you to make certain representations; however, we do not see where you provided them. We have repeated the information we requested in this letter. Please either provide the representations or tell us why you cannot provide them.

Bernard L. Brodkorb
ISA International, Inc.
November 23, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides the representations
requested
above.  Please file the cover letter as correspondence on our
EDGAR
system.   Any questions regarding the above should be directed to
Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


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